

January 25, 2012

Via E-mail
Lawrence Chenard
President and Chief Executive Officer
Ample-Tee, Inc.
112 North Curry Street
Carson City, Nevada 89703

   Re: **Ample-Tee, Inc.**
      Registration Statement on Form S-1
      Filed January 19, 2012
      File No. 333-179079

Dear Mr. Chenard:

   Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form because the financial statements included in the registration statement do not meet the requirements of Rule 8-08 of Regulation S-X. Such rule requires the registration statement to include financial statements as of a date not more than 134 days from the effective date of the registration statement, and August 31, 2011, the date of the financial statements included in the registration statement, is more than 134 days from the registration statement's filing date. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

   If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiency.

         Sincerely,

         /s/ Catherine T. Brown for

         Mara L. Ransom
         Assistant Director